Exhibit 1.A. (11)

MEMORANDUM DESCRIBING the INSURANCE COMPANY’S ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

ML ESTATE INVESTOR II

(PART II EXHIBIT)

Description of

Transamerica Life Insurance Company’s

(formerly, Merrill Lynch Life Insurance Company)

Issuance, Transfer and Redemption Procedures

for Contracts Pursuant to

Rule 63-3 (T) (B) (12) (iii)

This document sets forth the administrative procedures that will be followed by TLIC Insurance Company (“TLIC”) in connection with the issuance of certain of its flexible premium joint and last survivor variable universal life insurance contracts (“Contracts”) issued through Merrill Lynch Variable Life Separate Account (“Separate Account”), the transfer of assets held under the Contracts, and the redemption by owners of their interests in said Contracts.

Procedures Relating to Issuance and Purchase of the Contracts

A.	Term Cost Structure, Payments and Underwriting Standards

The term cost charges for TLIC’s contract will not be the same for all contract owners. Insurance is based on the principle of pooling and distribution of mortality risks which assumes that each owner is charged a cost of insurance commensurate with the joint insureds’ mortality risk as actuarially determined, reflecting factors such as age, sex, health, and occupation. A uniform term cost for all joint insureds would discriminate unfairly in favor of those joint insureds representing greater risks. Although there will be no uniform term costs for each insured, for a given face amount and guarantee period there will be a uniform term cost schedule for each insured of the same issue age, sex and underwriting classification. Similarly, the face amount that a contract owner can purchase with an initial payment will also vary to reflect factors similar to those that affect term cost charges.

The Contract is a joint and last survivor variable universal life insurance contract providing coverage on two insureds named under the Contract and payable upon the death of the last surviving insured. The Contract offers two death benefit options. At the election of the owner, the death benefit may include the Contract’s cash value. Contract owners may purchase additional insurance through an additional insurance rider, the amount of which may be increased or decreased subject to certain conditions.

The Contract provides for life insurance coverage which is guaranteed to remain in force for the “guarantee period.” Each payment will extend the guarantee period until such time as the guarantee period is for the whole of life of the younger insured. The Contract will not be cancelled during the guarantee period unless the debt exceeds certain contract values. After the guarantee period, the Contract will remain in force as long as there is not excessive debt and as long as the Contract’s cash value is sufficient to cover the charges due. The owner may select the face amount, within limits. These limits are based in part on the initial payment. The minimum initial face amount is $250,000 or that face which generates $4,000 base premium, if larger. The base premium is the amount equal to the level annual premium necessary for the face amount of the Contract to endow at the younger insured’s age 100, assuming a maximum cost of insurance charge and a 5%

annual rate of return on the base premium less contract loading, and further assuming death benefit option 1 is elected.

The maximum face amount that may be specified for a given initial payment is the amount which will provide an initial guarantee period of at least two years. For a given initial payment and face amount, the guarantee period is based on the guaranteed maximum cost of insurance rates in the Contract, guaranteed maximum rider costs (if an additional insurance rider is elected), the contract loading, and a 5% interest assumption. Thus, for a given initial payment and face amount, different joint insureds will have different guarantee periods depending on each insured’s age, sex and underwriting class.

The Contract will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws. Where state insurance laws prohibit the use of actuarial tables that distinguish between men and women in determining premiums and contract benefits for their insured residents, TLIC will comply. In addition, the payment to be made by an owner will be specified in the Contract.

B.	Application and Payment Processing

When a completed application is received, TLIC will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed insured are insurable. This process may require that further information be provided by the proposed insureds before a determination can be made. Once underwriting approval is received and a payment has been made, a Contract is issued.

The date on which a Contract is issued is referred to as the issue date. The issue date represents the commencement of the suicide and contestable periods for purposes of the Contract. The initial payment will be credited to the Separate Account and the investment base will begin to vary with investment experience on the business day next following receipt of the initial payment at TLIC’s Variable life Service Center (the “Service Center”), which is generally the contract date. TLIC may, however, provide temporary life insurance coverage, the death benefit of which shall not exceed $300,000, until coverage begins under the Contract, provided the payment has been made.

The contract date is the date used to determine processing dates, contract years and anniversaries. Processing dates are the contract date and the first day of each contract quarter thereafter. Processing dates are the days when TLIC deducts certain charges from a Contract’s investment base. As provided for under state insurance law, the owner, to preserve insurance age, may be permitted to backdate the Contract. In no case may the contract date be more than six months prior to the date the application was executed. Charges for cost of insurance and rider costs for the backdated period are deducted on the contract date.

If an age or sex given in the application is wrong, the face amount or any other contract benefit may also be wrong. TLIC will pay the benefit that any payment that any payment would have bought at the correct age or sex.

C.	Allocation of Investment Base

The investment base is the amount available under the Contract in the Separate Account at any time. A contract owner’s investment base is the sum of the amounts invested in each of the selected investment divisions. During the “free look” period, the initial payment less contract loading will be invested only in the division investing in the Money Reserve Portfolio. After the “free look” period, the contract owner may invest in up to five of the 19 investment divisions at any one time.

Once pre-allocation procedures are available in the state where the Contract is issued, the following procedures will apply to the initial payment. Through the first 14 days following the in force date, the initial payment less contract loading will be invested only in the division investing in the Money Reserve Portfolio. Thereafter, the investment base will be reallocated to the investment divisions selected by the contract owner on the application for the Contract.

D.	Additional Payments

An owner may make additional payments subject to TLIC’s rules. On the date TLIC receives and accepts an additional payment, it will (1) increase the investment base by the amount of such payment less contract loading applicable to the payment; (2) increase the fixed base by the amount of such payment less contract loading applicable to the payment; and (3) reflect the payment in the calculation of the variable insurance amount. An owner may designate the investment divisions to which the additional payment should be allocated. Otherwise the payment will be allocated in proportion to the investment base in each division as of the date TLIC receives and accepts the payment. As of the processing date on or next following the date TLIC receives and accepts the additional payment, TLIC will increase the guarantee period if the guarantee period prior to the receipt and acceptance of an additional payment is less than for life. Any amount in excess of that required to extend the guarantee period to the whole of life of the younger insured and any portion of any additional payment that would cause the Contract to fail to qualify as life insurance under federal tax law will be returned to the contract owner. If acceptance of any portion of the payment would cause a Contract which is not a modified endowment contract to become a modified endowment contract, to the extent feasible, TLIC will not accept that portion of the payment unless the contract owner confirms in writing his or her intent to convert the Contract to a modified endowment contract. TLIC may return that portion of the payment pending receipt of instructions from the contract owner.

E.	Grace Period

After the end of the guarantee period, a Contract may be cancelled by TLIC if the cash value on a processing date is insufficient to cover charges due on that date. The Contract, however, provides for a 61-day grace period. The grace period will end 61 days after TLIC mails a notice to the owner stating that the Contract will be terminated.

The Contract will lapse at the end of the grace period unless TLIC has received payment of an amount which, after deducting contract loading, equals at least three times the charges that were due (and not deducted) on the processing date when the cash value was determined to be insufficient. At that time, TLIC will deduct any charges applicable to the grace period and refund to the owner any unearned charges for cost of insurance and rider costs. The amount due at the beginning of the grace period will be shown on the notice sent to the owner.

During the grace period the death benefit proceeds will equal the death benefit in effect immediately prior to the grace period reduced by any overdue charges.

F.	Reinstatement

A contract that is cancelled by TLIC may be reinstated while both insureds are still living. The Contract will be reinstated if, within three years after the end of the grace period, TLIC receives from the Contract’s owner (a) an application to reinstate the Contract; (b) satisfactory evidence of the insureds’ insurability; and (c) a reinstatement payment. The reinstatement payment is the minimum payment for which TLIC would then issue a contract for the minimum guarantee period with the same face amount as the original Contract, based on the insureds’ attained ages and underwriting classes as of the effective date of the reinstated Contract.

The reinstated Contract will be effective on the processing date on or next following the date TLIC approves the reinstatement application.

G.	Repayment of Loan

A loan or any part of a loan under a Contract may be repaid while either insured is living and the Contract is in force. Upon repayment of a loan, a transfer will be made from TLIC’s general account to the Separate Account in an amount equal to the amount repaid. An owner may designate the investment division to which the repayment will be made. Otherwise the repayment will be allocated in proportion to the investment base in each division as of the date of the repayment.

H.	Additional Insurance Rider

The contract owner may purchase additional insurance coverage through an additional insurance rider when the Contract is purchased. Thereafter, the rider can be added as long as an application is completed, satisfactory evidence of insurability for both insureds is provided, and at least one insured has not attained the age of 85. The effective date of the change will be the contract anniversary next following underwriting approval of the change. The minimum additional insurance rider face amount is $100,000. Under TLIC’s current procedures, the maximum additional insurance rider face amount at the time the Contract is purchased is three times the face amount of the Contract. A cost of insurance charge for the rider (“rider charge”) will be deducted from the Contract’s investment base on each processing date. The rider charge will be based on the same cost of insurance rates as the Contract.

Once each year, the additional insurance rider face amount may be increased (subject to evidence of insurability of both insureds) or decreased (after the seventh contract anniversary); however, any change in the additional insurance rider face amount must be at least $100,000. The effective date of the change will be the contract anniversary next following underwriting approval of the change. As of the effective date of the increase or decrease, TLIC uses the existing fixed base and the face amount of the Contract plus the new additional insurance rider face amount to calculate a new guarantee period. An increase will not be allowed on the first contract anniversary if the face amount of the Contract plus the new rider face amount provide a guarantee period of less than one year from the effective date of the increase.

II.	Transfers Among Investment Divisions

The Separate Account currently has 19 investment divisions, 8 of which invest in corresponding portfolios of the BlackRock Variable Series Funds, Inc., and 7 of which invest in corresponding portfolios of the BlackRock Series Fund Inc.; 2 of which invest in the Invesco Variable Insurance Funds; 1 of which invests in the MFS Variable Insurance Trust; and 1 of which invests in the AllianceBernstein Variable Product Series Fund, Inc. (together the “Series Funds”),. The Series Funds are each registered under the Investment Company Act of 1940 as an open-end, investment company. TCurrently the owner may transfer among the investment divisions as often as he or she chooses. TLIC reserves the right to charge up to $25.00 for each change in excess of six each year.

III.	Redemption Procedures; Surrender and Related Transactions

A.	Surrender for Net Cash Surrender Value

An owner of a Contract may surrender the Contract for its net cash surrender value at any time while either insured is living. The surrender is effective on the date the owner transmits the written request in a form satisfactory to TLIC. TLIC will pay the net cash surrender value based on the next computed value after the request is received at the Service Center in a form satisfactory to TLIC. The net cash surrender value will usually be paid within seven days after receipt of the request for surrender at TLIC’s Service Center.

The net cash surrender value equals the cash value less debt. The cash value equals the investment base plus any unearned charges for cost of insurance and rider costs plus any debt less any accrued net loan cost since the last contract anniversary (or since the contract date during the first contract year).

TLIC will make the payment of the net cash surrender value out of its general account and, at the same time, transfer assets from the Separate Account to its general account in an amount equal to the investment base (applicable to the Contract) held in the Separate Account.

In lieu of receiving the net cash surrender value in a single sum upon surrender of a Contract, the owner may elect to apply the net cash surrender value to one or more of the Income Plans described in the Contract. The Income Plans are subject to the restrictions and limitations set forth in the Contract.

If the Contract is surrendered during the first 24 months after the issue date, any sales load previously deducted from the first two base premiums in excess of 30% of the first base premium and 10% of the second base premium will be refunded.

B.	Death Claims

TLIC will usually pay the death benefit proceeds to the beneficiary within seven days after receipt at its Service Center of due proof of death of the last surviving insured and all other requirements necessary to make payment.

The death benefit payable depends on the death benefit option in effect on the date of death. Under option 1, the death benefit is equal to the larger of the face amount and the variable insurance amount. Under option 2, the death benefit is equal to the larger of the face amount plus the cash value and the variable insurance amount. Subject to certain conditions, contract owners may change the death benefit option. To determine the death benefit proceeds, TLIC will subtract from the death benefit any debt and add to the death benefit any rider benefits payable. Where required by law, the amount payable also reflects interest from the date of death to the date of payment.

TLIC will determine the variable insurance amount daily to take into account the investment experience of the designated investment divisions. The variable insurance amount is determined by calculating the cash value (plus any excess sales load during the first 24 months after the Contract is issued) and multiplying it by the cash value corridor factor for the younger insured at his or her attained age. The death benefit will never be less than the amount required to keep the Contract qualified as life insurance under Federal income tax laws.

TLIC will make payment of the death benefit proceeds out of its general account and, at the same time, will transfer the investment base (applicable to the Contract) out of the Separate Account to the general account. In lieu of payment of the death benefit in a single sum, one or more Income Plans may be elected as described in the Contract.

C.	Contract Loan

The owner may borrow an amount equal to the difference between the loan value and the debt. The loan value of the Contract equals 90% of a Contract’s cash value. Payment of the loan from TLIC’s general account will usually be made to the owner within seven days of receipt of the request. Interest accrues daily at a maximum effective rate of 6.0% annually. The smallest loan will be for $1,000. When a loan is taken out, a portion of the investment base equal to the loan is transferred from the Separate Account to TLIC’s general account. Unless designated otherwise by the owner, a loan will be allocated among the investment divisions of the Separate Account based upon the investment base in each division as of the date the loan is made. The amount maintained in the general account will not be credited with the return earned by the Separate Account during the period the loan is outstanding. Instead, interest will be credited daily at a minimum effective rate of 4% annually. Therefore, taking a loan will have a permanent effect on a Contract’s cash value may have a permanent effect on the death benefit whether or not repaid in whole or in part.

If the debt exceeds the larger of the cash value and the fixed base on a processing date, TLIC will cancel the Contract 61 days after a notice of intent to terminate the Contract is mailed to the owner unless TLIC has received at least the minimum repayment amount specified in the notice. During the first 24 months after the Contract is issued, TLIC will add any excess sales load to the cash value as to continue the Contract in effect if debt exceeds the larger of the cash value and the fixed base.

D.	Partial Withdrawals

After the fifteenth contract year, an owner may take partial withdrawals of payments made under the Contract by submitting a request in a form satisfactory to TLIC. The withdrawal is effective on the date the Service Center receives the request. One partial withdrawal may be taken each contract year. The amount of any partial withdrawal may not exceed the loan value as of the effective date of the partial withdrawal less any debt. The minimum amount for each partial withdrawal is $1,000.

As of the processing date on or next following the effective date of the partial withdrawal, the period for which guaranteed coverage is provided will be reduced. The period will be re-determined by taking the immediate decrease in cash value resulting from the partial withdrawal and adding to that amount interest at an annual rate of 5% for the period from the date of the withdrawal to the contract processing date on or next following such date. This is the guarantee adjustment amount. The guarantee adjustment amount is subtracted from the fixed base and the resulting new fixed base is used to calculate a new guarantee period.

The fixed base is equal to the cash value on the contract date. Thereafter, it is calculated in the same manner as the cash value except that the calculation substitutes 5% for the net rate of return, the guaranteed maximum cost of insurance rates and guaranteed maximum rider costs are substituted for the current rates and it is calculated as though there had been no loans or repayments. The fixed base is used to make certain computations under the Contract and is equivalent to the cash value for a comparable fixed benefit contract with the same face amount and guarantee period.

E.	Converting the Contract

An owner may convert the Contract for a contract with benefits that do not vary with the investment results of a separate account provided TLIC receives the owner’s request to convert the Contract within 24 months of the issue date of the original Contract. The conversion will be accomplished by adding an endorsement to the Contract and transferring, without charge, the investment base in the Separate Account to the guaranteed interest division, where assets are held in TLIC’s general account. The investment base at the time of conversion and any additional payments will remain in the guaranteed interest division and be credited with interest at a rate declared by TLIC.

F.	Policy Split Rider

An owner may split the Contract into two new individual contracts upon the divorce of the insureds or if certain federal tax law changes occur. Certain conditions, including evidence of insurability of both insureds, must be met before the right to split may be exercised.

The face amount of each new contract will be equal to one-half of the face amount of the Contract less any outstanding debt on the date of the exchange. One-half of the cash value of the Contract less any debt will be applied to each of the new contracts. The issue date of each new contract will be the date of the exchange. On the issue date, TLIC will refund any unearned charges for cost of insurance and rider costs previously deducted from the Contract. Thereafter, the cost of insurance will be for each insured’s then attained age and for the same risk class that the insured was classified as under the Contract. Sales load for each new contract will take into account the sale load paid under the Contract.